Exhibit 99.1

China Southern Airlines Company Limited
Terms of Reference of Audit and Risk
Management Committee

Chapter 1 General Provisions

Article 1 In order to ensure the sustainable, regular and healthy development of China Southern Airlines Company Limited (the “Company”); to further improve the corporate governance structure; to strengthen the scientific decision making by the board of directors of the Company (the “Board”), the Company established the Audit and Risk Management Committee of the Board (the “Audit and Risk Management Committee”) and formulated the Terms of Reference in accordance with the “Company Law of the People’s Republic of China”, the “Securities Law of the People's Republic of China”, the “Code of Corporate Governance for Listed Companies”, “the Basic Internal Control Norms for Enterprises”, “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange”, “the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited”, “Shanghai Stock Exchange’s Guidance for Operation of Audit Committee under the Board of Directors of Listed Companies”, the “Articles of Association of the Company” and other relevant provisions.

1

Article 2 The Audit and Risk Management Committee is a specialized committee established by the Board which shall be accountable and report working to the Board, and is mainly responsible for the proposal of appointment and replacement of external audit institution, supervision of the internal audit system of the Company and its implementation, the communication between the external and internal auditing, auditing of the financial information of the Company and its disclosure, as well as the reviewing of the internal control and risk management system.

Chapter 2 Composition

Article 3 The Audit and Risk Management Committee shall comprise three independent Directors, all of them shall meet the independence requirement under the laws and regulations of the place where the Company listed and shall have the expertise and commercial experience that is competent for the performance of the duty of the Audit and Risk Management Committee.

2

Article 4 Members of the Audit and Risk Management Committee shall be nominated by the chairman of the Board, more than half of the independent Directors or one-third of all Directors and shall be elected or removed by over half of all Directors.

Article 5 The Audit and Risk Management Committee shall have a chairman, who shall be appointed by the Board and shall be responsible for the work of the Audit and Risk Management Committee, and the chairman shall possess professional experience in respect of accounting and financial management.

Article 6 The term of office of members of the Audit and Risk Management Committee shall be in line with the term of office of the Board. The members may be re-elected upon the expiry of the current term of office. During the term, any member of the committee ceases to hold office as an independent Director, shall automatically lose the qualification as a member of the committee and the replacement shall be made in accordance with Articles 3 to 5 above.

3

Article 7 The working group of audit and risk management is subordinated to the Audit and Risk Management Committee (the “Working Group”), which shall assist the Audit and Risk Management Committee to carry out works. The Chief Financial Officer of the Company shall be the head of the Working Group and the general counsel of the Company and the Company Secretary shall be the deputy head of the Working Group. Members of the Working Group shall be composed of the main leaders of the Audit Department, Finance Department, Law & Standards Department and the Company Secretary Bureau. The Audit Department of the Company is the day-to-day operation organization of the Audit and Risk Management Committee, responsible for day-to-day liaison and organizing meetings.

Article 8 The Finance Department of the Company is responsible for reporting the preparation work of the financial report to the Audit and Risk Management Committee; the Audit Department of the Company is responsible for reporting the internal auditing, internal control assessment work to the Audit and Risk Management Committee; the Law & Standards Department of the Company is responsible for reporting the construction of internal control, risk management and connected transaction management work to the Audit and Risk Management Committee; and the Company Secretary Bureau is responsible for the coordination and guarantee of the standard operation of the Audit and Risk Management Committee.

4

Chapter 3 Terms of Reference

Article 9 The major terms of reference of the Audit and Risk Management Committee are:

(I)    Monitoring and evaluating the work of the external audit institution, including but not limited to:

1. Assessing the independence and professionalism of the external audit institution, in particular the impact on its independence from non-audit services provided by such external audit institution;

2. Proposing the employment, reemployment or change of external audit institution to the Board of Directors, handling issues such as the resign and removal of the external audit institution;

3. Reviewing the audit fees and employment terms with the external audit institution;

5

4. Discussing and communicating on audit scope, audit plans, audit methodology and major issues found in the audit with the external audit institution;

5. Reviewing the internal control audit report issued by the external audit institution;

6. Monitoring and evaluating the diligence and conscientiousness of external audit institution, and listening to the work report of external auditor.

The Audit and Risk Management Committee must meet at least twice a year with external auditors. A sole communication meeting with the external auditors (without the participation of the management officers) shall be convened at least once a year, on which the Company Secretary could make its presence.

(II) Guiding the internal audit work of the Company, including but not limited to:

1. Reviewing the Company's annual internal audit plan;

2. Supervising the implementation of the Company's internal audit plan;

3. Reviewing the internal audit report, supervising the rectification of major issues, guiding the effective functioning of the internal audit department;

6

4. Ensure that the Company’s internal audit function is adequately resourced and has played the corresponding role.

(III) Reviewing the Company’s financial report and raising opinions thereon, including but not limited to:

1. Reviewing the Company’s financial report and raising opinions on the authenticity, completeness and accuracy of the financial reports;

2. Reviewing the Company’s financial and accounting policies and practices, focusing on significant accounting and auditing issues in the Company's financial report, including significant adjustments made for accounting errors, significant changes in accounting policies and estimates, matters involving critical accounting judgments, as well as matters resulting in non-standard unqualified audit reports, significant adjustments resulting from audit, the going concern assumptions of enterprises, compliance with accounting standard and compliance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and legal requirements in relation to financial reporting, etc.;

7

3. Paying special attention to the possibility of the existence of fraud, corrupt practices and material misstatement related to the financial report;

4. Overseeing the rectification progress of problems with the financial report.

(IV) Assessing the effectiveness of internal control, including but not limited to:

1. Assessing the appropriateness of the Company's internal control system design and making suggestions on the improvement of internal control to the Board and the management;

2. Reviewing the self-assessment report of the internal control;

3. Communicating with the external audit institution on any problems found in the auditing of internal control and the improvement methods;

4. Evaluating the results of internal control assessment and audit, and supervising and urging the rectification of internal control defects.

5. Considering major investigation findings on internal control matters as delegated by the Board or on its own initiative and management’s response to these findings;

8

6. Discussing the internal control with management to ensure that management has performed its duty to establish effective internal control systems. Including: whether there is significant defect in the design and operation of the internal control, whether the resources, staff qualifications and experience, and the staff’s training programs and budget of the Company’s accounting and financial reporting function is adequate, so as to incur adverse effect on the ability of the Company in respect of recording, handling, concluding and reporting the financial data; any major weakness in the internal control, as well as the fraud behavior (whether it is material or not) of involved management or other employees who play an important role in the internal control of the Company;

7. Reviewing the arrangements set out by the Company: to enable the employees of the Company, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit and Risk Management Committee should ensure that proper arrangements are in place for fair and independent investigation of these matters and for appropriate follow-up action by the Company.

9

(V) Assessing the effectiveness of risk management system of the Company, including but not limited to:

1. Assessing the appropriateness of the Company's risk management system design and making suggestions on the improvement of risk management to the Board and the management;

2. Reviewing and assessing on the system and work of risk management and risk control in respect of major decisions, significant business, material risk investment made by the management of the Company and monitoring its implementation, regularly listening to the assessment report on the risk management from the management, ensuring the management has performed its duty establishing effective risk management system;

3. Assisting the Strategic and Investment Committee of the Board to make risk analysis and assessment on the significant investment project, making warning on the potential risk and preventing the happening of risk, engaging experts or professional organizations to research specific topics the same when necessary;

4. Assessing the effectiveness of the control rules and operation standards of venture investment, considering the Company’s venture investment strategies and proposals;

10

5. Reviewing and assessing the annual working plan and annual authorization scheme for aviation fuel, foreign exchange and interest rate hedging transactions, and proposing the same to the Board for consideration and making recommendation to it, as well as listening to the work report on business from the management of the Company;

6. Regularly monitoring, reviewing and assessing the risk of aviation fuel, foreign exchange and interest rate hedging transactions, engaging experts or professional organizations to research specific topics when necessary;

7. Studying the results of major investigations into, and the management’s feedback concerning, relevant risk management matters, at its own discretion or as entrusted by the Board;

8. Examining and discussing reports concerning any major violations of laws or regulations submitted to it by the Company’s lawyers or external legal advisors pursuant to regulations governing the listing place.

11

(VI) Coordinating the communication between the management, internal audit department, relevant departments and the external audit institution, including but not limited to:

1. Coordinating the communication on major audit problems between the management and the external audit institution;

2. Coordinating the communication between the internal audit department and the external audit institution and ensuring the coordination and cooperation of the internal audit and external audit work.

(VII) Other matters as authorized by the Board of the Company and other matters involved in relevant laws and regulations, including but not limited to:

1. Assessing the effectiveness of the management of major transactions and significant matters such as connected transactions and external guarantees, assessing the appropriateness of relevant management system design and making recommendation to the Board and management for the improvement of management;

2. Regularly reviewing the listing of connected persons of the Company, and reviewing the material connected transactions of the Company;

12

3. Proposing recommendations to the Board for the election, appointment, removal special or independent legal counsel, other certified accountant firms or other professional institutions based on work requirements and approving the fees and terms of engagement of the above professional institutions.

4. Reviewing the external auditor’s management letter, any material queries raised by the auditor to the management of the Company about accounting records, financial accounts or systems of internal control and management’s response, ensuring that the Board or management level will provide a timely response to the issues raised in the external auditor’s management letter.

Article 10 Reviewing and monitoring whether the external audit institution is independent and objective and whether the audit process is effective, the Audit and Risk Management Committee shall approve in advance all the audit and non-audit services to be provided by the external auditor or formulate appropriate procedures in relation to the pre-approval and considering whether the non-audit services provided by the external auditor to the Company will affect the independence of such external auditor.

13

For the purpose of this provision, “external audit institution” include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party knowing all relevant information would reasonably conclude to be part of the audit firm nationally and internationally.

The Audit and Risk Management Committee should report to the Board, identify and make recommendations to the Board on any matters where action or improvement is needed.

Article 11 The Audit and Risk Management Committee should formulate policies on the audit and non-audit services provided by the external audit institution. The Audit and Risk Management Committee shall discuss with the external audit institution the audit plan and the relevant report accountability before the audit commences; to discuss and communicate with the external audit institution the scope of audit, the auditing method and such major items being found during the course of conducting the audit. If the work will be undertaken by more than one audit institution, the Audit and Risk Management Committee shall ensure that various institutions coordinate the work among themselves.

14

Article 12 The Audit and Risk Management Committee shall require the external auditor to submit to it at least one annual report covering the requirements set out in this article for its review. The internal control measures of the institution to be included in the report shall be: any major issues discovered during the most recent inspection of internal controls or peer review of the institution, and any issues discovered during an investigation or inspection by a government authority or any industry self-regulatory organization of any one or more independent audit tasks engaged in by the firm during the most recent five years together with the steps taken to address such issues.

The Audit and Risk Management Committee shall discuss with the external auditor any relationships or services disclosed in such reports which could affect its objectivity and independence as the Company’s external auditor. The Audit and Risk Management Committee shall examine all relations between the external auditor and the Company to evaluate the external auditor’s independence.

Article 13 The Audit and Risk Management Committee’s proposals and reports shall be submitted to the Board for consideration and approval and shall coordinate with the supervisory audit activities of Supervisory Committee.

15

Chapter 4 Working Procedure

Article 14 The Chief Financial Officer, Audit Department, Finance Department and the Law & Standards Department of the Company are responsible for performing the preliminary works for decision-making by the Audit and Risk Management Committee and shall provide the Audit and Risk Management Committee with the relevant complete and truthful written information according to its requirements in a timely manner, including but not limited to:

(I) regular financial reports;

(II) special financial budgets and final accounts;

(III) internal annual audit plan and independent audit plan;

(IV) external audit report and audit contracts;

(V) disclosure of financial information and the relevant information made by the Company;

(VI) annual plan for risk management and regular risk assessment report;

(VII) annual hedging plan and scheme, annual and semi-annual hedging work report;

16

(VIII) annual plan and scheme for risk investment, regular risk investment work report;

(IX) annual listing of connected persons, annual work report on the management of connected transactions.

Article 15 The Audit and Risk Management Committee shall assess and review the report and other documentations provided by Finance Department, Audit Department and Law & Standards Department of the Company, and shall submit its relevant written resolutions or reports to the Board for consideration, including but not limited to:

(I) performance evaluation on external audit institution and opinions on the appointment and change of external audit institution;

(II) evaluation on the implementation of the internal audit system of the Company and evaluation on the truthfulness and completeness of the financial reports of the Company;

(III) internal annual audit plan and independent audit plan;

17

(IV) opinions on compliance, objectiveness and truthiness of the financial information disclosed publicly by the Company;

(V) reviewing opinions on comments on the implementation of the Company’s major connected transactions projects;

(VI) reviewing opinions on risk investment projects of the Company;

(VII) reviewing opinions on the hedging plan and scheme of the Company;

(VIII) other relevant matters.

Among them, the sub-article (I) of the Terms of Reference shall be submitted to the Board for consideration upon the approval of the Audit and Risk Management Committee. The Audit and Risk Management Committee may appoint external audit firms for assistance at the expense of the Company before exercising the foresaid functions.

18

Chapter 5 Rules of Procedure

Article 16 The Audit and Risk Management Committee shall hold regular meetings and extraordinary meetings. The Audit and Risk Management Committee shall convene regular meetings at least four times a year. The Audit and Risk Management Committee shall convene an extraordinary meeting pursuant to the needs and such extraordinary meeting shall be convened upon proposed by the Chairman of the Audit and Risk Management Committee. In the event that two or more members of the Audit and Risk Management Committee propose or the convenor of the Audit and Risk Management Committee considers that it is necessary to convene such extraordinary meeting, an extraordinary meeting may be convened. The notice of meeting shall be delivered at least five working days prior to the convening date for the meeting. The meeting shall be presided over by the Chairman of the committee. In the event that the Chairman of the committee is unable to attend the meeting due to some reason, another member of the committee (an independent Director) shall be designated to preside over the meeting.

19

Article 17 The meeting shall not be held unless over two-thirds of members attend the meeting. Each member shall have one vote and the resolutions made by the meeting must be approved by over half of all members of the committee. Members of the Audit and Risk Management Committee and other persons with the right to attend meetings may participate in such meetings by teleconference or similar means provided that each person present at the meeting is able to hear and communicate with the others. Voting for regular meeting shall be conducted by show of hands or by poll. An extraordinary meeting may be held by way of voting by correspondence;

Article 18 The members of the Working Group may be invited to attend the meetings of the Audit and Risk Management Committee as non-voting delegates. The Directors, supervisors and the other senior management such as head of Finance Department may be invited by the Audit and Risk Management Committee to attend its meetings as non-voting delegates when necessary. The Audit and Risk Management Committee may appoint intermediate institutions such as audit firms or valuation firms as non-voting delegates to attend meetings which shall review the relevant items; The convening procedure and voting method of the meeting and the resolutions passed at such meetings shall comply with the relevant laws, regulations, Articles of Association of the Company and the Terms of Reference. Resolutions and minutes (records) of the meetings shall be reported to the Board in written form after the conclusion of the meetings.

20

Article 19 All members of the committee and other non-voting delegates attending the meeting shall have the obligation for keeping the discussed matters confidential and shall not make any unauthorized disclosure.

Article 20 The Audit and Risk Management Committee shall submit annually the performance report of the Audit and Risk Management Committee for the year.

Chapter 6 Information Disclosure

Article 21 The Company shall disclose the situation about the members of the Audit and Risk Management Committee, including the composition of the members, their professional background and their experience during the past five years and the change in the member composition of the Audit and Risk Management Committee.

21

Article 22 The Company shall disclose, at the same time for the disclosure of the annual report, the performance of the Audit and Risk Management Committee for the year on the website of Shanghai Stock Exchange whereas such performance shall mainly include but not limited to the implementation of the duties and the convening of the Audit and Risk Management Committee meeting.

Article 23 In the event that major issues found by the Audit and Risk Management Committee during the course of the implementation of its duties meet the standard of information disclosure as provided in “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange”, the Company must timely disclose such matters and its rectification situation.

Article 24 The Audit and Risk Management Committee shall put forward its opinions of reviewing such matters within its scope of duties to the Board. Should the Board fail to adopt such opinion, the Company shall disclose such matters with provision of sufficient explanation on the reasons.

Article 25 The Company shall disclose the Audit and Risk Management Committee’s special opinion regarding the Company’s major matters in accordance with the provisions of laws, administrative regulations, rules of the department, “the Rules Governing the Listing of Stocks on Shanghai Stock Exchange” and the relevant standardized documents.

22

Chapter 7 Supplementary Provisions

Article 26 The relevant documents, plans, schemes, resolutions and minutes (records) of the Audit and Risk Management Committee shall be kept by the Company Secretary Bureau. The members of the committee attending the meeting shall sign their name on the relevant resolutions and minutes (records), which shall be kept for a period of five years.

Article 27 For the matters which are not covered by the Terms of Reference, they shall be executed in accordance with the relevant laws and regulations of the State, rules of the stock exchange of the listing place and the Articles of Association of the Company. In the event that the Terms of Reference are in conflicts with the laws and regulations promulgated by the State or the Articles of Association of the Company amended through valid procedure, the relevant laws and regulations of the State and the Articles of Association of the Company shall prevail, and the Terms of Reference shall be revised immediately and the revised version shall be reported to the Board for consideration and approval.

23

Article 28 The right to interpret the Terms of Reference shall reside with the Board.

Article 29 The Terms of Reference shall come into force since the date of the Board's approval by resolution.

Note: The Terms of Reference was originally drafted in Chinese and the English translation is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

24